UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

GRUPO AEROPORTUARIO DEL PACIFICO S.A. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

PROPOSAL PRESENTED BY THE NOMINATIONS AND COMPENSATIONS COMMITTEE OF GRUPO AEROPORTUARIO DEL PACIFICO, S.A. DE C.V. AT THE

GENERAL EXTRAORDINARY SHAREHOLDERS MEETING

TO TAKE PLACE ON OCTOBER 27, 2006

Guadalajara, Jalisco, Mexico, October 5, 2006 - Grupo Aeroportuario del Pacífico, S.A. de C.V. (NYSE:PAC; BMV:GAP) (“the Company” or “GAP”) today distributed the following information to its shareholders:

As a result of the resignation of Mr. Enrique Castillo Sánchez Mejorada as independent board member of the Company Grupo Aeroportuario del Pacífico, S.A. de C.V., due to the fact that his responsibilities as GAP board member were not compatible with his other work obligations, the Committee has selected, from a pool of various candidates, Mr. Henry R. Davis Signoret as his replacement.

Mr. Henry R. Davis Signoret was selected by this Committee, as per Article 26 of the Securities Market Law due to his vast experience, capacity and professional reputation, also considering his excellent personal characteristics since he is able to perform his responsibilities free of conflicts of interest of either a personal or economic nature."

Mr. Henry R. Davis Signoret has accepted this position as independent board member and will perform theses duties upon appointment by the shareholders. He expresses that he has all the personal characteristics to perform the inherent functions of this position, free of conflicts of interest of either a personal or economic nature."

As per Paragraph 1 of Article 29 of GAP’s corporate bylaws we propose the following changes:

1.-       Accept the resignation of Mr. Enrique Castillo Sánchez Mejorada as independent board member of the Company.

2.-       Appoint, in his place, as independent board member of Mr. Henry R. Davis Signoret.

3.-       Guarantee Mr. Henry R. Davis Signoret full authority to perform his functions as independent board member.

4.-       Ratify each and every one of the individuals who were appointed as board members and alternate board member to join the Company’s Board of Directors.

5.-       Ratify as Board Secretary Mr. Mario Roberto Martínez Guerrero.

NOMINATIONS AND COMPENSATIONS COMMITTEE

Approved by:	Approved by:
Francisco Glennie y Graue	Demetrio Ullastres Llorente

For more information please visit www.aeropuertos gap.com.mx or contact:

In Mexico	In the U.S.
Rodrigo Guzman, Chief Financial Officer	Maria Barona
Miguel Aliaga, Investor Relations Officer	Peter Majeski
Grupo Aeroportuario del Pacífico, S.A. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 8801100 ext 212 / 241	Tel: 212 406 3690
maliagag@aeropuertosgap.com.mx	gap@i-advize.com

About Mr. Henry Davis Signoret:

Henry R. Davis was born in Mexico City in 1940, where he studied and graduated with a degree in Business Administration from the Universidad Autónoma de Mexico in 1964.

In 1971, Mr. Davis was sent by his employer, Cifra, S.A. to Harvard University to study Management Development.  During his years at Harvard, Mr. Davis obtained work experience in market research and sales administration.

Mr. Davis began his career at Cifra, S.A. in 1965 where he worked for 33 years in various capacities including marketing, administration, operations and management of the supermarket, hypermarket, department store and restaurant divisions working with such names as Auuerá, Superama, Suburbia and Vips.

In 1983, he was named Chief Executive Officer of the group and held that role until 1998;  during those years, he was also a Director and Vice President of the Board of Directors of Cifra, S.A., which in 1998 reached sales of more than US$6 billion with a US$10 billion market capitalization.

In 1993 Cifra, S.A. partnered with Wal-Mart to develop the Supercenter and Club concepts that Wal-Mart pioneered.

In 1998, the principal shareholders decided to merge the two companies and sell its controlling interest to Wal-Mart, with which Mr. Davis decided to pursue other personal interests.

Today, in conjunction with his three sons, Mr. Davis has developed diverse businesses that include:

Promotora Dac, S.A.:  a company dedicated to the development and promotion of different types of commercial businesses and real estate, in addition to international investments, and acts as the headquarters of the different investments of the group, such as:

•	Probelco, S.A.: a maker and distributor of cosmetics.
•

Desarrollos Banderas, S.A.:  a development of more than 200 hectares in Puerto Vallarta that includes a golf course, residential areas and condominiums, in addition to more than 1,000m of beach for hotels and condominiums.

•	Grupo Financiero IXE, S.A.: a bank and small brokerage house geared towards middle and high-income individuals in Mexico City and is listed on the Mexican Stock Exchange.
•	Grupo GIA, S.A.: an association with a group of architects and construction developors focused on middle-income construction in central Mexico.
•	Other smaller investments in the areas of film, consumer credit and the distribution of consumer products.

Mr. Davis was the Founding President of the National Association of Self-Service and Department Stores and the Mexican Association of Commercial Electronic Standards.

Mr. Davis is also a member of the Board of Directors of Grupo IXE Financiero, Grupo Bimbo, S.A., Nadro S.A., as well as other smaller institutions.

***

Company Description:

Grupo Aeroportuario del Pacífico, S.A. de C.V. (GAP) operates 12 airports throughout the Mexican Pacific region, including the main cities such as Guadalajara and Tijuana, four tourist destinations in Puerto Vallarta, Los Cabos, La Paz and Manzanillo in addition to six other medium-size cities such as Hermosillo, Bajío, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, the shares of GAP were listed on the New York Stock Exchange under the symbol “PAC” and in the Mexican Stock Exchange under the symbol “GAP”.

This press communication may contain in the statements some estimates. These statements are non-historical facts and are based upon the current vision of the administration of GAP on the future economic circumstances, industry conditions, performance of the company and financial results. The words “anticipated”, “believes”, “estimates”, “expects”, “plans” and such other similar expressions, in connection with the Company, are intended to identify the estimations or expectations. The statements regarding the statement or payment of dividends, the implementation of the main operation and financial strategies and capital investment plans, the course of future operations and the factors or streams that affect the financial condition, cash flow for prompt payment or the results of operations are examples of the stated estimations. Such statements show the current vision of the management and are subject to several risks and possible future events. There is no guaranty that the expected events, streams or results will actually occur. The statements are based upon several assumptions and factors, including the general economic and market conditions, industry conditions and the operation factors. Any change in such assumptions or factors could cause the actual results to be materially different from the current expectations.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: October 6, 2006